Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
88 Black Falcon, First Floor, East Side, STE 167, V7E,
Boston, MA, 02210
Phone: 617-563-9480
jason.duffy@fmr.com

June 28, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2020 – July 1, 2021

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $70,000,000 excess of $150,000,000 in coverage:

London: Syndicates CGM 2488
Policy No: B080113017P20 (Equity and High Income Funds)
Policy No: B080113011P20 (Fixed Income & Asset Allocation Funds)
Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company
Policy No: 87153220B (Equity and High Income Funds)
Policy No: 87153120B (Fixed Income & Asset Allocation Funds)
Participation: $15M part of $70M x $150M

Federal Insurance Company (Chubb)
Policy No: 81906761 (Equity and High Income Funds)
Policy No: 82179281 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $70M x $150M

XL Specialty Insurance Company
Policy No: ELU168506-20 (Equity and High Income Funds)
Policy No: ELU168481-20 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement, and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-21-000029.

Sincerely,

Jason R. Duffy

Enc.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000	Fax: +44 (0)2031248223	Website: www.willistowerswatson.com

B0801Q13017P20
B0801Q13017P20

CONTRACT

OF

INSURANCE

Unique Market Reference (UMR): Insured:	B080113017P20 Fidelity Equity and High Income Funds as more fully defined in the Contract Wording.

Principal Address:	c/o FMR LLC, 200 Summer Street, Mailzone V7E, Boston, MA 02210 United States of America

Type:	Excess Financial Institutions Bond as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording

Period:	From: 01 July 2020 To: 01 July 2021 Both Days at 00:01 local standard time at the above address of the Insured.

Willis Limited, Lloyd's brokers. A Willis Towers Watson Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

1. RISK DETAILS

Will is Lim ited 51 Lime S treet London EC3M 7DQ United Kingdom Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.willis.com

Willis Limited, Lloyd's brokers. A Will is Towers Watson Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registere d number 181116 England and Wales. Registered VAT number GB 334 1289 70

UNIQUE MARKET
REFERENCE:	B080113017P20

TYPE:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the contract wording

INSURED:	Fidelity Equity and High Income Funds and as or more fully defined in the contract wording.

PRINCIPAL ADDRESS:	c/o FMR LLC, 200 Summer Street, Mailzone V7E, Boston, MA 02210 United States of America

PERIOD OF
INSURANCE:	From	01 July 2020
	To	01 July 2021
Both Days at 00:01 local standard time at the above address of the
Insured.

INTEREST:	Excess Financial Institutions Bond insurance as further defined in the underlying primary contract issued by National Union Fire Insurance
Company of Pittsburgh, PA as more fully defined in the Contract
Wording.

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

LIMIT OF LIABILITY:

RETENTION:

TERRITORIAL LIMIT:

CONDITIONS:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period in excess of underlying contracts for

USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

Primary contract Retentions detailed as per National Union Fir Insurance Company of Pittsburgh.

Worldwide

All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1.	NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2.	LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 As Amended New And Renewal Business Endorsement 12/1/2015 amended, as attached.
3.	NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4.	Premium Payment Clause LSW 3001, as attached
5	NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
6.	NMA 1477 Radioactive Contamination Exclusion Clause Liability - Direct (13/02/64), as attached.
7.	Service of Suit Claus NMA 1998, as attached.
8.	Sanctions Clause, as attached
9.	NMA Lines Clause NMA 2419
10.	INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO.CHEMICAL AND
ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE, as attached.
11.	Losses to be notified to Insurers via:- Willis Limited Finex Global - Claims Department 51 Lime Street London EC3M 7DQ
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

Saved: 30/06/2020 13:25:00

CHOICE OF LAW AND

JURISDICTION:

PREMIUM:

PREMIUM PAYMENT

TERMS:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) as attached.

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:

Service of Suit Clause (as attached)

Lloyd’s America, Inc.

Attention Legal Department

280 Park Avenue, East Tower, 25th Floor New York, NY 10017

USD 157,242 for USD 40,000,000 order hereon, of which USD 1,572.42 in respect of TRIA

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before 30 August 2020.

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

RECORDING, TRANSMITTING AND STORING

INFORMATION:

INSURER CONTRACT

DOCUMENTATION:

NOTICE OF CANCELLATION

PROVISIONS:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

None

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the ‘Notice of Cancellation’ standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

Saved: 30/06/2020 13:25:00

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113017P20

Item 1:	Insured:		Fidelity Equity and High Income Funds

	Principal Address:		c/o FMR LLC,
200 Summer Street,
Mailzone V7E,
Boston, MA 02210
United States of America

Item 2:	Insurer(s):		Lloyd’s Syndicates:
Chubb CGM 2488 and others

Item 3:	Period of Insurance:		01 July 2020 to 01 July 2021
Both Days at 00:01 local standard time at the Principal
address shown at Item 1 above.

Item 4:	Limit of Liability:		USD 40,000,000 any one loss/claim and in the aggregate for
the period part of USD 70,000,000 any one loss/claim and in
the aggregate for the period

Item 5:	Underlying
	Policy(ies):		in excess of underlying contracts for
USD 150,000,000 any one loss/claim and in the aggregate
for the period
the details of which are held on file in the offices of Willis
Limited

	Retention:		Primary contract Retentions detailed as per National
Union Fire Insurance Company of Pittsburgh, policy no.
01-565-05-84

Item 6:	Premium:		USD 157,242 for USD 40,000,000 order hereon, of which
USD 1,572.42 in respect of TRIA

	Taxes:	None

Item 7:	Notification(s) in accordance with clause 5 required to be
	addressed to:		Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Page 5
B0801Q13017P20
Willis Limited
FINEXSlip2050062538
Saved: 30/06/2020 13:25:00

Item 8:	Endorsements are as attached at issue of this Contract.

Item 9:	Additional premium required:	Nil

Item 10:	Addressees for complaints:

	(a)	For Insurers who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd’s Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

		Telephone:	+44	(0)207 327 5693
		Facsimile:	+44	(0)207 327 5225
		Email:	Complaints@Lloyds.com

	(b)	For all other Insurers:

Willis Limited will provide details on request.

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the Insured having paid or agreed to pay the Premium and subject to all of the definitions, terms, conditions and limitations of this Policy, Insurers and the Insured agree as follows:

1.	Insuring Agreement
1.1	Except insofar as the express terms of this Policy:
(a) make specific provision in respect of any matter for which specific provision is also made in the Primary Policy, in which case the express terms of this Policy shall

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

prevail; or
(b)	make specific provision in respect of any matter for which no specific provision is made in the Primary Policy, in which case the express terms of this Policy shall apply;

this Policy shall take effect and operate in accordance with the terms of the Primary Policy.

1.2	Subject to the Limit of Liability, the Insurers shall pay to or on behalf of the Insured that proportion of Loss which exceeds the Underlying Limit.
1.3	Except as provided specifically to the contrary in this Policy, the Insurers shall have no liability to make payment for any Loss under this Policy until the Underlying Limit has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions Policy or insurers of the Underlying Policy(ies) shall have paid the Underlying Limit.
2.	Definitions

Wherever the following words and phrases appear in bold and italics in this Policy they shall have the meanings given to them below:

"Claim" or "Circumstance" shall mean “claim”, “circumstance” or any other term by which the

Primary Policy identifies matters potentially giving rise to payments thereunder in respect of Loss.

"Insured" shall mean those persons and organisations identified at Item 1 of the Schedule and all other persons and organisations as are insured or otherwise entitled to indemnity under the Primary Policy.

"Insurers" shall mean the insurers of this Policy identified at Item 2 of the Schedule.

"Limit of Liability" shall mean the sum(s) shown at Item 4 of the Schedule being the maximum sum(s) the Insurers are liable to pay under this Policy for all Loss, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the Limit of Liability unless expressly provided for at Item 4, notwithstanding that the Primary Policy may provide for one or more reinstatements.

"Loss" shall mean all and any amounts for which Insurers are liable to the Insured pursuant to the terms and conditions of this Policy and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this Policy shall be liable to pay as Loss all losses, costs, liabilities or damages and other expenses of the Insured as are covered by the Primary Policy of whatever nature and howsoever described by the Primary Policy. However, and notwithstanding any provision to the contrary in the Primary Policy, the liability of the Insurers of this Policy to the Insured for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the Limit of Liability.

"Period of Insurance" shall mean the period set out at Item 3 of the Schedule.

"Policy" shall mean this insurance contract which includes any endorsements and schedules hereto.

"Premium" shall mean the sum shown at Item 6 of the Schedule.

“Primary Limits” shall mean the limits of liability of the Primary Policy applicable to any loss or

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

liability (as applicable) as set out in Item 5(a) of the Schedule.

"Primary Policy" shall mean the policy identified at Item 5(a) of the Schedule or any policy(ies) issued in substitution thereof.

"Relevant Provision" shall mean any provision of an Underlying Policy which reduces the limit of liability of the Underlying Policy automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an Underlying Policy shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the Insured to pursue such insurance or indemnification prior to claiming under the Underlying Policy (such as an “other insurance” or “non-contribution” or other similar provision), shall not be a Relevant Provision.

"Schedule" shall mean the schedule to this Policy.

"Sublimit(s)" shall mean any limit or limits of insurers' liability in the Primary Policy imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the Primary Policy.

"Underlying Limit" shall mean the cumulative total of the limits of liability of the insurer(s) of the Underlying Policy(ies) applicable to any loss or liability (as applicable) as set out in Item 5 of the

Schedule.

"Underlying Policy(ies)" shall mean the policies listed at Item 5 of the Schedule.

3. Maintenance of the Underlying Policy(ies)

The Primary Policy, or any policies issued in substitution thereof, shall be maintained in full force and effect during the Period of Insurance save to the extent that it is eroded. This obligation shall cease to apply in the event that the Primary Policy is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an Underlying Policy other than the Primary Policy does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this Policy to have been maintained. The Primary Policy shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the Limit of Liability:

4.1	In the event of the reduction of the amount of indemnity available under any Underlying Policy by reason of partial erosion of the Underlying Limit (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this Policy shall, subject to the Limit of Liability and to the other terms, conditions and limitations of this Policy, continue to be available to pay that proportion of Loss which exceeds the amount of indemnity remaining under the Underlying Policy(ies).
4.2	In the event of there being no indemnity available under the Underlying Policy(ies) by reason of the complete erosion of the Underlying Limit (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this Policy shall, subject to the Limit of Liability and to the other terms, conditions and limitations of this Policy, continue for subsequent Loss as primary insurance and, in that

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

event, any retention, excess or deductible and the remainder of any Sublimit specified in the Primary Policy shall apply under this Policy in respect of Loss.

5. Notification

Any notification to the Primary Policy of a Claim or Circumstance which is required to be given in accordance with the terms and conditions of the Primary Policy shall also be given to the Insurers in writing.

6.	Claims Participation
6.1	The Insurers shall have no liability to pay costs and expenses incurred by or on behalf of the Insured unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.
6.2	No settlement of a claim brought by a third party shall be effected by or on behalf of the Insured for such a sum as will require payment by Insurers under this Policy unless the consent of the Insurers has first been obtained, such consent not to be unreasonably delayed or withheld.
7.	Cancellation and Termination

This Policy may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the Primary Policy. However, breach by the Insured of any obligation to pay premium in respect of the Primary Policy or in respect of any other of the Underlying Policy(ies) shall not entitle the Insurers to terminate or cancel this Policy.

8. Recoveries

Where, following payment of Loss by Insurers, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)	to the Insured or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this Policy, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the Primary Policy, the Underlying Limit and the amount paid hereunder; and,
(ii)	if any balance remains following the application of (i) above, to the Insurers to the extent of the amount(s) paid by them hereunder in respect of Loss; and,
(iii)	if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the Underlying Policies to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this Policy shall be construed as limiting or delaying the Insured's right to payment of any Loss hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the Primary Policy shall apply in respect of this Policy unless and until agreed in writing by the Insurers.

10. Reporting Period

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

Where the terms of the Primary Policy provide:

(i)	the Insured with a period of time immediately following the policy period of the Primary Policy during which notice may be given to the insurers of the Primary Policy of any Claims or Circumstances; and/or,
(ii)	the right to purchase such a period,

then the Insured shall have the same period and/or right under this Policy in the same manner and on the same terms as those provided for in the Primary Policy except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the Schedule.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The Insurers aim to provide a high standard at all times but if the Insured is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the Schedule.

In respect of Insurers other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the Insured remains dissatisfied it may be possible for the Insured's complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service

South Quay Plaza, 183 Marsh Wall, London E14 9SR Telephone: 0845 0801800 Email: enquiries@financial-ombudsman.org.uk Website: www.financial-ombudsman.org.uk

ENDORSEMENT No 1

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a)	ceases underwriting; or
b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c)	has its authority to carry on insurance business withdrawn,
d)	has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 2

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 1,572 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk

Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 3

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)	war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or
(2)	any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 4

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 30 August 2020.

If the premium due under this contract has not been so paid to (Re)Insurers by 30 August 2020 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 5

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.	Under any Liability Coverage, to injury, sickness, disease, death or destruction
	(a)	with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or
	(b)	resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.
II.	Under any Medical Payments Coverage, or under any Supplementary Payments Provision
	relating	to immediate medical or surgical relief, to expenses incurred with respect of bodily
	injury,	sickness, disease or death resulting from the hazardous properties of nuclear material
	and	arising out of the operation of a nuclear facility by any person or organization.
III.	Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from
	the	hazardous properties of nuclear material, if
	(a)	the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;
	(b)	the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

	(c)	the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.
IV.	As used in this endorsement:
	“hazardous	properties” include radioactive, toxic or explosive properties; “nuclear
	material”	means source material, special nuclear material or byproduct material; “source
	material”,	“special nuclear material”, and "byproduct material" have the meanings given
	them	in the Atomic Energy Act 1954 or in any law amendatory thereof; “spent fuel” means
	any	fuel element or fuel component, solid or liquid, which has been used or exposed to
	radiation	in a nuclear reactor; “waste” means any waste material (1) containing byproduct
	material	and (2) resulting from the operation by any person or organization of any nuclear
	facility	included within the definition of nuclear facility under paragraph (a) or (b) thereof;
	“nuclear	facility” means
	(a)	any nuclear reactor,
	(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,
	(c)	any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,
	(d)	any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “injury” or “destruction” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 6

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE

-LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability -Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 7

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd’s America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters’ behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ENDORSEMENT No 12

The following endorsement applies solely in respect of Pioneer participation only:

INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO.CHEMICAL AND ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE

This clause shall be paramount and shall override anything contained in this insurance inconsistent therewith: 1. ln no case shall this insurance cover loss damage liability or expense directly or indirectly caused by or contributed to by or arising from: 1.1 ionizing radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel; 1.2 the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof; 1.3 any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter; 1.4 the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this sub-clause does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes 1.5 any chemical, biological, bio-chemical, or electromagnetic weapon.

10/11/03 c1370

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured: Type of Insurance Policy Period:	Fidelity Equity and High Income Funds. Excess Financial Institutions Bond Insurance 01 July 2020 to 01 July 2021

INFORMATION

(made available to and seen and agreed by Underwriters)

  2019 Annual Shareholder Report – FMR LLC
  2020 FMR LLC – GPL Underlying and RPM
  2020 Q1 Financial Results
  COLT Technology Group S.A. Overview
  Devonshire Investors Overview
  Discovery Natural Resources Overview

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

  Fidelity By The Numbers
  Fidelity Corporate Statistics
  Fidelity Institutional Fact Sheet
  FMR 2020 Headcount by country
  FMR LLC – 2020 WTW Work-up
  F-Prime Capital
  Pembroke Real Estate Overview
  FMR COVID-19 Responses
  Seaport Overview

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

3. SECURITY DETAILS

(RE)INSURER’S
LIABILITY:	(RE)INSURERS LIABILITY CLAUSE

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a

(re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate

(rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to

Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”. Where this contract permits, written lines, or certain written lines, may be adjusted

(“signed”).

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

ORDER HEREON:

BASIS OF WRITTEN

LINES:

BASIS OF SIGNED

LINES:

SIGNING

PROVISIONS:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a

Lloyd’s syndicate taken together) is referred to as a “signed line”.

The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

USD 40,000,000 of USD 70,000,000

Percentage of whole.

NMA 2419 Lines Clause, as attached

Percentage of whole.

In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)	in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;
b)	the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Saved: 30/06/2020 13:25:00

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a)	electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person’s handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b)	a unique authorisation provided via a secure electronic trading platform
(c)	a timed and dated authorisation provided via an electronic message/system;
(d)	an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e)	an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113017P20

Insured: Fidelity Equity and High Income Funds

Written %	Signed and Dated Stamp
Incorporating Underwriting Reference

Details of variation(s) to the contract applying to the above Insurer only:

Premium:	for 100% for the policy period
Brokerage:	%
SMB:	%

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

(Applying to the contract but not forming part of the client’s contract documentation)

SLIP LEADER:

BUREAU LEADER:

BASIS OF AGREEMENT TO CONTRACT

CHANGES:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

4. SUBSCRIPTION AGREEMENT

Not applicable unless completed here.

Lloyd's Leader LIRMA Leader ILU Leader

GUA (Version 2.0 February 2014) with Non-Marine Schedule -October 2001

A.	In respect of each (re)insurer which at any time has the ability
	to	send and receive ACORD messages via the Exchange:
	i.	Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';
	ii.	any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';
	iii.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.
B.	In respect of each (re)insurer who does not have the ability to
	send	and receive ACORD messages via the Exchange:
	i.	It is understood and agreed that whilst any contract
Page i

Saved: 30/06/2020 13:25:00

OTHER

AGREEMENT PARTIES FOR

CONTRACT CHANGES, FOR

PART 2 GUA

CHANGES ONLY:

OTHER

B0801Q13017P20 Willis Limited FINEXSlip2050062538

change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;
ii.	Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be agreed by the Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

Page ii

Saved: 30/06/2020 13:25:00

AGREEMENT

PARTIES FOR CONTRACT CHANGES, FOR

THEIR PROPORTION

ONLY:

BASIS OF CLAIMS

AGREEMENT:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i)	The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-
ii)	The Lloyd’s Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd’s Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii)	IUA claims agreement practices.
iv)	The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1	Single Claims Agreement Party
1.1	Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a Claim Amount at or below GBP250,000 or currency equivalent (the Threshold Amount) will be designated a Single Claims Agreement Party Claim (SCAP Claim) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these Arrangements). For the purposes of these Arrangements the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd’s.

1.2 Exceptions

Where:

Page iii

Saved: 30/06/2020 13:25:00

1.2.1	the Claim Amount is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the Threshold Amount; and/or
1.2.2	after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the
SLIP LEADER’S assessment, there is a material risk that the quantum will ultimately exceed the
Threshold Amount; and/or
1.2.3	issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP
LEADER, such issues are likely to arise in connection with a claim; and/or
1.2.4	in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to Dispute Resolution Proceedings,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2	Slip Leader Responsibilities
2.1	Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the Claims Information), whether such claim or circumstance is a SCAP Claim and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Page iv

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

2.2	Role of the Slip Leader
A	SCAP Claim shall be Determined by the SLIP LEADER on behalf

of itself and all (re)insurers which subscribe: (1) to this Contract on the same contractual terms (other than premium and brokerage); and (2) to these Arrangements (Subscribing (Re)Insurers).

When Determining a SCAP Claim, including where the SLIP

LEADER may have delegated the Determination of a SCAP Claim, the SLIP LEADER must always:

2.2.1	act in good faith and exercise the reasonable care of a competent (re)insurer; and
2.2.2	act in the best interest of all Subscribing (Re)Insurers on whose behalf it acts; and
2.2.3	comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd’s, the Financial Conduct
Authority and/or the Prudential Regulation Authority) as may be applicable to the Determination of a SCAP Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and
2.2.4	notify either directly or via the Broker, all
Subscribing (Re)Insurers of any Dispute Resolution Proceedings commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a Subscribing (Re)Insurer, arising out of or in any way connected with the

Determination of a SCAP Claim.

2.3 Reassigning Claims

Where during the life of a SCAP Claim any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1	reassign the SCAP Claim to the claims agreement parties defined in B of the CLAIMS AGREEMENT
PARTIES section; and
2.3.2	notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT
PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.
Page v

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

The SLIP LEADER may, at any time, reassign a SCAP Claim outside of these Arrangements if having due regard to the available Claims Information, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a SCAP Claim outside of these Arrangements and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a SCAP Claim has been reassigned outside of these Arrangements, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a SCAP Claim.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a SCAP Claim outside of these Arrangements, where the exchange rate between Sterling and the currency in which the SCAP Claim has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the Threshold Amount, the claim shall not cease to be a SCAP Claim by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its Determination of a SCAP Claim to another entity.

Despite its right to delegate the Determination of a SCAP Claim pursuant to these Arrangements the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3 Broker Responsibilities

Notwithstanding the application of these Arrangements, the Broker shall advise all claims agreement parties defined in B of the CLAIMS

Page vi

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1	any new claim or circumstance assigned as a SCAP Claim;
3.2	any recommended reserve or reserves for a SCAP Claim;
3.3	any revision to the recommended reserve or reserves for a
SCAP Claim;
3.4	any change in the assignment of a SCAP Claim;
3.5	the receipt of notice of the commencement of any Dispute Resolution Proceedings relating to a SCAP Claim;
3.6	the final Determination of a SCAP Claim, including where a SCAP Claim is denied;
3.7	any receipt of a complaint against (re)insurers;
3.8	any termination of the SLIP LEADER’s authority to
Determine claims under clauses 4.1 to 4.3 inclusive; and/or
3.9	where so requested by the SLIP LEADER, the identity and participation of all Subscribing (Re)Insurers.
A	Subscribing (Re)Insurer may request the SLIP LEADER and/or

Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4 Termination of the SLIP LEADER’s Authority

In the event that the SLIP LEADER:

4.1	becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or
4.2	has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or
4.3	ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd’s, the authority of that SLIP LEADER to Determine all SCAP Claims shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5	Professional Advisers
5.1	The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster,

Page vii

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

surveyor, actuary or accountant) on behalf of Subscribing (Re)Insurers where, in its sole discretion, it considers the professional adviser necessary for the Determination of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.
5.2	A professional adviser appointed in connection with a SCAP Claim pursuant to clause 5.1 above may, at the SLIP
LEADER’s discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser’s fees shall be agreed by the SLIP
LEADER. The fees of the professional adviser shall be shared between the Subscribing (Re)Insurers in accordance with their respective shares of the SCAP Claim.
6	Claims Concerns

If a Subscribing (Re)Insurer has a concern regarding the handling of a SCAP Claim by the SLIP LEADER it shall notify the SLIP

LEADER of its concern. The SLIP LEADER and the Subscribing (Re)Insurer which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP

LEADER to Determine the SCAP Claim to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a Subscribing (Re)Insurer (Claimant) can bring a legal claim against the SLIP LEADER in relation to the Determination of a SCAP Claim or for an alleged breach of its obligations under these Arrangements, it must first attempt to resolve the dispute (Dispute) as follows:

7.1	The Claimant shall notify the SLIP LEADER that it is commencing the Dispute Resolution Protocols prescribed in this clause 7.
7.2	The Dispute shall first be referred to representatives of the SLIP LEADER and of the Claimant who shall meet in a good faith effort to resolve the Dispute. If a resolution is not achieved within 21 days from the date the Dispute was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the Claimant and SLIP LEADER, who shall attempt to resolve the Dispute.

Page viii

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

7.3	If the Dispute has not been resolved within 28 days from the date upon which it is referred to senior management, then the Claimant and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the Dispute, then the Dispute shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the Claimant in question.
7.4	All arbitrations arising out of or in connection with a Dispute shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.
8	Limitation of Liability
8.1	The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all Subscribing (Re)Insurers on whose behalf it has acted, or is acting, under these Arrangements shall not exceed GBP
500,000 in respect of any one SCAP Claim (Liability Cap).
8.2	If the aggregate liability of a SLIP LEADER in respect of any one SCAP Claim would exceed the Liability Cap, the
Subscribing (Re)Insurers shall each be entitled to be paid only a share of the Liability Cap calculated in proportion to the share of the (re)insurance underwritten by each Subscribing (Re)Insurer (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).
8.3	A SLIP LEADER shall not be liable for loss of profits, loss of
business,	loss of use (in each case whether direct or indirect)
or	any other indirect, special, or consequential damages
alleged	to have been suffered by a Subscribing (Re)Insurer
arising	out of its breach of the terms of these Arrangements.
8.4	Notwithstanding clause 8.3 but subject always to clauses 8.1,
8.2	and 8.5, nothing in this clause 8 is intended to exclude the
SLIP	LEADER’S liability to the Subscribing (Re)Insurers
in	respect of damages payable by the Subscribing
(Re)Insurers	to the (re)insured, in addition to the Claim
Amount,	arising from the mishandling of a SCAP Claim by
the	SLIP LEADER, its agents or employees, where such
mishandling	gives rise to an actionable claim for damages
against	Subscribing (Re)Insurers.
8.5	Nothing in these Arrangements shall exclude, restrict or
limit	with respect to the handling of a SCAP Claim a SLIP
LEADER’s	liability for: (1) fraud or fraudulent
misrepresentation;	(2) death or personal injury caused by its
negligence	or the negligence of its employees or agents; or

Page ix

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

(3) any matter in respect of which it would be unlawful to exclude or restrict liability.

Page x

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these Arrangements shall be construed and governed in accordance with the Laws of England and Wales and the Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10	Exclusions
10.1	The following types of business (and applicable risk codes for
	Lloyd’s)	are excluded from these Arrangements:
	10.1.1	Binding Authorities;
	10.1.2	Proportional & Quota Share Treaties.
10.2	The following forms of settlement are excluded from these
Arrangements:
	10.2.1	ex gratia payments of any kind;
	10.2.2	commutation agreements.
Definitions

In these Arrangements, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

  in relation to each SCAP Claim, the total amount claimed (after the application of any applicable deductible(s));or in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)), by the (re)insured from all (re)insurers under the Contract including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the Contract pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a SCAP Claim.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a SCAP Claim. It also includes all information obtained by the SLIP LEADER or provided by any Professional Adviser employed by (re)insurers.

Contract means, for the purposes of these Arrangements, (re)insurance evidenced by (re)insurers subscribing to a single Market

Page xi

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any

Professional Advisers) in order to: (i) accept or deny a SCAP Claim, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the SCAP Claim by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against Subscribing (Re)Insurers in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT
PARTIES:	A.	Claims falling within the scope of the (LMA9150) to be
agreed by Slip Leader only on behalf of all (re)insurers
subscribing (1) to this Contract on the same contractual terms
(other than premium and brokerage) and (2) to these
Arrangements.

For the purposes of calculating the Threshold Amount, the
sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the
purchase of sterling at the time of the deemed conversion.

	B.	For all other claims:

	i)	For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the
applicable Lloyd's Claims Scheme, the second Lloyd's
syndicate.

The second Lloyd's Syndicate is

	ii)	Those companies acting in accordance with the IUA claims
agreement practices, excepting those that may have opted out via iv) below.

	iii)	Those companies that have specifically elected to agree
claims in respect of their own participation.

	iv)	All other subscribing insurers that are not party to the
Lloyd’s/IUA claims agreement practices, each in respect of
their own participation.

Page xii

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

CLAIMS

ADMINISTRATION:

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

EXPERT(S) FEES

COLLECTION:

SETTLEMENT

B0801Q13017P20 Willis Limited FINEXSlip2050062538

v)	Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd’s syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES

A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers’ associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

Page xiii

Saved: 30/06/2020 13:25:00

DUE DATE:

INSTALMENT PREMIUM

PERIOD OF CREDIT:

ADJUSTMENT PREMIUM

PERIOD OF CREDIT:

BUREAUX

ARRANGEMENTS:

B0801Q13017P20 Willis Limited FINEXSlip2050062538

30 August 2020

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1)	the inception date of the risk or
2)	the date on which the final Insurer agreement is obtained

Not applicable unless detailed here.

Not applicable unless detailed here.

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003

Page xiv

Saved: 30/06/2020 13:25:00

14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd’s, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

Page xv

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

  issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in either the next Statement of Account or the next e-Accounting Financial Account (FA) ACORD message batch, dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Page xvi

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

Page xvii

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

5. FISCAL AND REGULATORY
TAX PAYABLE BY
INSURER(S):	None
COUNTRY OF ORIGIN: REGULATORY RISK LOCATION: OVERSEAS BROKER: US CLASSIFICATION: ALLOCATION OF PREMIUM TO CODING:	United States of America. United States of America. Direct Insured Non-Regulated - Independent Procurement BB (Crime) 7T
REGULATORY CLIENT
CLASSIFICATION:	Commercial - Large Risk

Page xviii

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY
CLIENT?	Yes

TOTAL BROKERAGE:	Nil

OTHER DEDUCTIONS
None.
FROM PREMIUM:	None.

Page xix

B0801Q13017P20
Willis Limited
FINEXSlip2050062538

Saved: 30/06/2020 13:25:00

Policy Number: (UMR) B080113017P20

SECURITY DETAILS

  REFERENCES

    UMR (Unique Market Reference): B080113017P20

    Date contract printed to PDF: 22:13 30 June 2020

SIGNED UNDERWRITERS

Barbican Managing Agency Limited
Mark Sutton
Written Line	8.125%		Signed Line	8.125%
Agreed on	15:24	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1955 BAR,			8.125%	8.125%
London, England
Bound
Lloyd's Stamp:	1955
LORS Code:	L1955
Reference:	026843012000
Description:
CNA Hardy
Thomas Winslett
Written Line	18.75%		Signed Line	18.75%
Agreed on	15:37	30 June 2020
For and on behalf of:	% of Written Line		Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 0382 HDU,	100.00%		18.75%	18.75%
London, England
Bound
Lloyd's Stamp:	0382
LORS Code:	L0382
Reference:	FBAHEA1499NX
Description:
Reference:	TRIAEA0063NX
Description:

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113017P20

K2 Insurance International
Mike Butcher
Written Line	18.75%		Signed Line	18.75%
Agreed on	16:15	30 June 2020
For and on behalf of:			Written Line	Signed Line
K2 Financial Ltd Facility K2 FI Consortium 9375			18.75%	18.75%
2020. All underwriters as per LPSO Registered
Consortium No 9375
Bound
Lloyd's Stamp:	9375
Reference:	AWA101Z20AB
Description:
Line Conditions

K2 Insurance International Limited Notwithstanding slip conditions, all terms, amendments, extensions and special agreements to be agreed by K2 Insurance International Ltd. Excluding LOC/OCA

QBE European Company Operations
Martin Fletcher
Written Line	13.125%		Signed Line	13.125%
Agreed on	16:15	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1886 QBE,			13.125%	13.125%
London, England
Bound
Lloyd's Stamp:	1886
LORS Code:	L1886
Reference:	20BA210563KA
Description:	BB

Line Conditions
QBE to be an agreement party for their own participation
QBE to be a claims agreement party for their own participation

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113017P20

Talbot Underwriting Ltd
Andy Brazill
Written Line	10.00%		Signed Line	10.00%
Agreed on	17:53	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1183 TAL,			10.00%	10.00%
London, England
Bound
Lloyd's Stamp:	1183
LORS Code:	L1183
Reference:	CFB109082L20
Description:	XS BB
Line Conditions

Talbot Syndicate 1183 is an agreement party for Contract Changes, for its proportion only.

Talbot Syndicate 1183 to be notified of the 2nd Lloyd's Lead for claims agreement purposes.

Volante International Limited
Steve Redding
Written Line	6.25%		Signed Line	6.25%
Agreed on	17:53	30 June 2020
For and on behalf of:	% of Written Line		Written Line	Signed Line
Volante Financial & Professional Lines (a trading	100.00%		6.25%	6.25%
name of Volante International Ltd)
B087519V02Z5009 2019 FI - Liberty Mutual
Insurance Europe SE 100%. Premium/claims
settled direct with Volante Financial &
Professional Lines
Bound
Reference:	VFP/FL/08654/2020/1/PS/1
Description:	XOL BBB
Line Conditions

Volante to agree all claims in respect of their proportion only.

Volante to agree all contract changes in respect of their proportion only.

All claims to be notified to: claims@volanteglobal.com

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113017P20

Chubb
Tristram Prior
Written Line	25.00%		Signed Line	25.00%
Agreed on	22:11	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 2488 CGM,			25.00%	25.00%
London, England
Bound as Slip Leader, Lloyd’s Leader
Lloyd's Stamp:	2488
LORS Code:	L2488
Reference:	AKFH6KLH5138
Description:	BB
Risk Code(s):	BB
Reference:	AKFT6KLH5138
Description:	7	T
Risk Code(s):	7	T

Subjectivities

Please endorse the policy amending base of written and signed lines to percentage of order to ensure CGM line of 25% is $10m only as quoted.

Deadline

01 July 2020 (GMT)

Status

Open

Please endorse the policy explicitly stating that this layer does not follow the AIG cyber endorsement as discussed. Please refer to email dated 30th June 16.39 sent from Tristram Prior to Drew Harvey proposing to review endorsement when agreed by the underlying.

Deadline

07 July 2020 (GMT)

Status

Open

Line Conditions

Chubb uses the personal information which your broker supplies to us for underwriting, policy administration, claims management and other insurance purposes, as further described in our Master Privacy Policy, available at www.chubb.com.

Line written on the condition Chubb Global Markets Syn 2488 is a Contract Agreement Party and Claims Agreement Party

Chubb European Group SE (CEG) is a subsidiary of a US parent and Chubb Limited, a NYSE listed company. Consequently CEG is subject to certain US laws and regulations in addition to EU, UN and national restrictions which may prohibit it from providing cover or paying claims to certain individuals or entities and from insuring certain types of activities related to certain countries such as, but not limited to, Iran, Syria, North Korea, North Sudan, Crimea and Cuba.

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113017P20

SETTLEMENT INFORMATION

Allocation of Premium to Coding
7T at 1.00% BB at 99.00%
Allocation of Premium to Year of Account
2020
Terms of Settlement Settlement Due Date: Instalment Premium Period of Credit: Adjustment Premium Period of Credit:	30 August 2020 0 day(s) 0 day(s)

Lloyd's Underwriter Syndicate No. 2488 CGM, London, England

Bureau Leader and Lloyd’s Leader

Tristram Prior

Market Submission - Security Details

30/06/2020 1

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000	Fax: +44 (0)2031248223	Website: www.willistowerswatson.com

B0801Q13011P20
B0801Q13011P20

CONTRACT

OF

INSURANCE

Unique Market Reference (UMR): Insured:	B080113011P20 Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.

Principal Address:	c/o FMR LLC, 200 Summer Street, Mailzone V7E, Boston, MA 02210 United States of America

Type:

Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA and as more fully defined in the Contract Wording.

Period:	From: 01 July 2020 To: 01 July 2021 Both Days at 00:01 local standard time at the above address of the Insured LST Insured

Willis Limited, Lloyd's brokers. A Willis Towers Watson Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

1. RISK DETAILS

Will is Lim ited 51 Lime S treet London EC3M 7DQ United Kingdom Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.willis.com

Willis Limited, Lloyd's brokers. A Will is Towers Watson Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

UNIQUE MARKET
REFERENCE:	B080113011P20

TYPE:

Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA and as more fully defined in the Contract Wording.

INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS:	c/o FMR LLC, 200 Summer Street, Mailzone V7E, Boston, MA 02210 United States of America

PERIOD OF
INSURANCE:		From: 01 July 2020
	To:	01 July 2021
Both Days at 00:01 local standard time at the above address of the
Insured LST Insured

INTEREST:		Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by National Union Fire
Insurance Company of Pittsburgh, PA. and as more fully defined in the Contract Wording.

LIMIT OF LIABILITY:		USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the
aggregate for the period

in excess of underlying contracts for;

USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis
Limited

RETENTION:		Primary contract Retentions detailed as per National Union Fire
Insurance Company of Pittsburgh.

Page 1
B0801Q13011P20
Willis Limited
FINEXSlip2050067706
Saved: 30/06/2020 13:17:00

TERRITORIAL LIMITS:

CONDITIONS:

CHOICE OF LAW AND

JURISDICTION:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

Worldwide

All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1.	NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2.	LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 As Amended New And Renewal Business Endorsement 12/1/2015 amended, as attached.
3.	NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4.	Premium Payment Clause LSW 3001, as attached
5.	NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
6.	NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
7.	Service of Suit Claus NMA 1998, as attached.
8.	Sanctions Clause, as attached
9.	NMA Lines Clause NMA 2419
10.	INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO.CHEMICAL AND
ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE, as attached.
11.	Losses to be notified to Insurers via:- Willis Limited Finex Global - Claims Department 51 Lime Street London EC3M 7DQ
United Kingdom

Nothing in this Contract shall be construed to be a condition precedent or warranty unless it is expressly stated as such in the Contract.

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:

Service of Suit Clause (as attached)

Saved: 30/06/2020 13:17:00

PREMIUM:

PREMIUM PAYMENT

TERMS:

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR

AGENT:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

Lloyd’s America, Inc.
Attention Legal Department

280 Park Avenue, East Tower, 25th Floor New York, NY 10017

USD 157,242 for USD 40,000,000 order hereon, of which USD 1,572.42 in respect of TRIA

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before 30 August 2020

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

None

None

Saved: 30/06/2020 13:17:00

RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the ‘Notice of Cancellation’ standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P20

Item 1:	Insured:	Fidelity Fixed Income and Asset Allocation Funds

	Principal Address:	FMR LLC,
200 Seaport BLVD,
MAILZONE V7E,
BOSTON, MA 02210
United States of America

	Mailing Address:	c/o FMR LLC,
200 Summer Street,
Mailzone V7E,
Boston, MA 02210
United States of America

Item 2:	Insurer(s):	Lloyd’s Syndicates:
Chubb CGM 2488 and others

Item 3:	Period of Insurance: 01 July 2020 to 01 July 2021
Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.

Item 4:	Limit of Liability:	USD 40,000,000 any one loss/claim and in the aggregate for
the period part of USD 70,000,000 any one loss/claim and in
the aggregate for the period

Item 5:	Underlying
	Policy(ies):	in excess of underlying contracts for;

USD 150,000,000 any one loss/claim and in the aggregate for
the period the details of which are held on file in the offices of
Willis Limited

	Retention:	Primary contract Retentions detailed as per National Union Fire
Insurance Company of Pittsburgh, PA, policy no. 01-565-05-84

Item 6:	Premium:	USD 157,242 for USD 40,000,000 order hereon, of
which USD 1,572.42 is allocated to TRIA.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

	Taxes:	None

Item 7:	Notification(s) in accordance with clause 5 required to be
	addressed to:	Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8:	Endorsements are as attached at issue of this Contract.

Item 9:	Additional premium required:	Nil

Item 10:	Addressees for complaints:

	(a)	For Insurers who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd’s Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

		Telephone:	+44	(0)207 327 5693
		Facsimile:	+44	(0)207 327 5225
		Email:	Complaints@Lloyds.com

	(b)	For all other Insurers:

Willis Limited will provide details on request.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the Insured having paid or agreed to pay the Premium and subject to all of the definitions, terms, conditions and limitations of this Policy, Insurers and the Insured agree as follows:

1.	Insuring Agreement
1.1	Except insofar as the express terms of this Policy:
	(a)	make specific provision in respect of any matter for which specific provision is also made in the Primary Policy, in which case the express terms of this Policy shall prevail; or
	(b)	make specific provision in respect of any matter for which no specific provision is made in the Primary Policy, in which case the express terms of this Policy shall apply;
	this	Policy shall take effect and operate in accordance with the terms of the Primary Policy.
1.2	Subject to the Limit of Liability, the Insurers shall pay to or on behalf of the Insured that
	proportion	of Loss which exceeds the Underlying Limit.
1.3	Except as provided specifically to the contrary in this Policy, the Insurers shall have no
	liability	to make payment for any Loss under this Policy until the Underlying Limit has been
	completely	eroded by amounts which the Insured or insurers of any Side A/Difference in
	Conditions	Policy or insurers of the Underlying Policy(ies) shall have paid the Underlying
Limit.
2.	Definitions

Wherever the following words and phrases appear in bold and italics in this Policy they shall have the meanings given to them below:

"Claim" or "Circumstance" shall mean “claim”, “circumstance” or any other term by which the

Primary Policy identifies matters potentially giving rise to payments thereunder in respect of Loss.

"Insured" shall mean those persons and organisations identified at Item 1 of the Schedule and all other persons and organisations as are insured or otherwise entitled to indemnity under the Primary Policy.

"Insurers" shall mean the insurers of this Policy identified at Item 2 of the Schedule.

"Limit of Liability" shall mean the sum(s) shown at Item 4 of the Schedule being the maximum sum(s) the Insurers are liable to pay under this Policy for all Loss, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the Limit of Liability unless expressly provided for at Item 4, notwithstanding that the Primary Policy may provide for one or more reinstatements.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

"Loss" shall mean all and any amounts for which Insurers are liable to the Insured pursuant to the terms and conditions of this Policy and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this Policy shall be liable to pay as Loss all losses, costs, liabilities or damages and other expenses of the Insured as are covered by the Primary Policy of whatever nature and howsoever described by the Primary Policy. However, and notwithstanding any provision to the contrary in the Primary Policy, the liability of the Insurers of this Policy to the Insured for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the Limit of Liability.

"Period of Insurance" shall mean the period set out at Item 3 of the Schedule.

"Policy" shall mean this insurance contract which includes any endorsements and schedules hereto.

"Premium" shall mean the sum shown at Item 6 of the Schedule.

“Primary Limits” shall mean the limits of liability of the Primary Policy applicable to any loss or liability (as applicable) as set out in Item 5(a) of the Schedule.

"Primary Policy" shall mean the policy identified at Item 5(a) of the Schedule or any policy(ies) issued in substitution thereof.

"Relevant Provision" shall mean any provision of an Underlying Policy which reduces the limit of liability of the Underlying Policy automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an Underlying Policy shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the Insured to pursue such insurance or indemnification prior to claiming under the Underlying Policy (such as an “other insurance” or “non-contribution” or other similar provision), shall not be a Relevant Provision.

"Schedule" shall mean the schedule to this Policy.

"Sublimit(s)" shall mean any limit or limits of insurers' liability in the Primary Policy imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the Primary Policy.

"Underlying Limit" shall mean the cumulative total of the limits of liability of the insurer(s) of the Underlying Policy(ies) applicable to any loss or liability (as applicable) as set out in Item 5 of the

Schedule.

"Underlying Policy(ies)" shall mean the policies listed at Item 5 of the Schedule.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

3. Maintenance of the Underlying Policy(ies)

The Primary Policy, or any policies issued in substitution thereof, shall be maintained in full force and effect during the Period of Insurance save to the extent that it is eroded. This obligation shall cease to apply in the event that the Primary Policy is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an Underlying Policy other than the Primary Policy does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this Policy to have been maintained. The Primary Policy shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the Limit of Liability:

4.1	In the event of the reduction of the amount of indemnity available under any Underlying Policy by reason of partial erosion of the Underlying Limit (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this Policy shall, subject to the Limit of Liability and to the other terms, conditions and limitations of this Policy, continue to be available to pay that proportion of Loss which exceeds the amount of indemnity remaining under the Underlying Policy(ies).
4.2	In the event of there being no indemnity available under the Underlying Policy(ies) by reason of the complete erosion of the Underlying Limit (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this Policy shall, subject to the Limit of Liability and to the other terms, conditions and limitations of this Policy, continue for subsequent Loss as primary insurance and, in that event, any retention, excess or deductible and the remainder of any Sublimit specified in the Primary Policy shall apply under this Policy in respect of Loss.
5.	Notification

Any notification to the Primary Policy of a Claim or Circumstance which is required to be given in accordance with the terms and conditions of the Primary Policy shall also be given to the Insurers in writing.

6.	Claims Participation
6.1	The Insurers shall have no liability to pay costs and expenses incurred by or on behalf of the Insured unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.
6.2	No settlement of a claim brought by a third party shall be effected by or on behalf of the Insured for such a sum as will require payment by Insurers under this Policy unless the consent of the Insurers has first been obtained, such consent not to be unreasonably delayed or withheld.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

7. Cancellation and Termination

This Policy may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the Primary Policy. However, breach by the Insured of any obligation to pay premium in respect of the Primary Policy or in respect of any other of the Underlying Policy(ies) shall not entitle the Insurers to terminate or cancel this Policy.

8. Recoveries

Where, following payment of Loss by Insurers, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)	to the Insured or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this Policy, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the Primary Policy, the Underlying Limit and the amount paid hereunder; and,
(ii)	if any balance remains following the application of (i) above, to the Insurers to the extent of the amount(s) paid by them hereunder in respect of Loss; and,
(iii)	if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the Underlying Policies to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this Policy shall be construed as limiting or delaying the Insured's right to payment of any Loss hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the Primary Policy shall apply in respect of this Policy unless and until agreed in writing by the Insurers.

10. Reporting Period

Where the terms of the Primary Policy provide:

(i)	the Insured with a period of time immediately following the policy period of the Primary Policy during which notice may be given to the insurers of the Primary Policy of any Claims or Circumstances; and/or,
(ii)	the right to purchase such a period,

then the Insured shall have the same period and/or right under this Policy in the same manner and on the same terms as those provided for in the Primary Policy except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the Schedule.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of U.S.A) as per NMA 1998 Service of Suit Clause United States of America as attached.

12. Complaints

The Insurers aim to provide a high standard at all times but if the Insured is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the Schedule.

In respect of Insurers other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the Insured remains dissatisfied it may be possible for the Insured's complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 1

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a)	ceases underwriting; or
b)	is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c)	has its authority to carry on insurance business withdrawn,
d)	has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 2

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 1,572.42 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 3

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)	war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or
(2)	any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 4

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 30 August 2020.

If the premium due under this contract has not been so paid to (Re)Insurers by 30 August 2020 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 5

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.	Under any Liability Coverage, to injury, sickness, disease, death or destruction
	(a)	with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or
	(b)	resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.
II.	Under any Medical Payments Coverage, or under any Supplementary Payments Provision
	relating	to immediate medical or surgical relief, to expenses incurred with respect of bodily
	injury,	sickness, disease or death resulting from the hazardous properties of nuclear material
	and	arising out of the operation of a nuclear facility by any person or organization.
III.	Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from
	the	hazardous properties of nuclear material, if
	(a)	the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;
	(b)	the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

	(c)	the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.
IV.	As used in this endorsement:
	“hazardous	properties” include radioactive, toxic or explosive properties; “nuclear
	material”	means source material, special nuclear material or by-product material; “source
	material”,	“special nuclear material”, and "by-product material" have the meanings given
	them	in the Atomic Energy Act 1954 or in any law amendatory thereof; “spent fuel” means
	any	fuel element or fuel component, solid or liquid, which has been used or exposed to
	radiation	in a nuclear reactor; “waste” means any waste material (1) containing by-product
	material	and (2) resulting from the operation by any person or organization of any nuclear
	facility	included within the definition of nuclear facility under paragraph (a) or (b) thereof;
	“nuclear	facility” means
	(a)	any nuclear reactor,
	(b)	any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,
	(c)	any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,
	(d)	any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “injury” or “destruction” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 6

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE

-LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability -Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 7

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd’s America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.	In respect of each (re)insurer which at any time has the ability to send and receive ACORD
	messages	via the Exchange:
	i.	Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';
	ii.	any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';
	iii.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.
of	such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters’ behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 8

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ENDORSEMENT No 9

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ENDORSEMENT No 12

The following endorsement applies solely in respect of Pioneer participation only:

INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO.CHEMICAL AND ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE

This clause shall be paramount and shall override anything contained in this insurance inconsistent therewith: 1. ln no case shall this insurance cover loss damage liability or expense directly or indirectly caused by or contributed to by or arising from: 1.1 ionizing radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel; 1.2 the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof; 1.3 any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter; 1.4 the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this sub-clause does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes 1.5 any chemical, biological, bio-chemical, or electromagnetic weapon.

10/11/03 c1370

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

Insured: Type of Insurance Policy Period:	Fidelity Fixed Income and Asset Allocation Funds. Excess Financial Institutions Bond 01 July 2020 to 01 July 2021

INFORMATION

(made available to and seen and agreed by Underwriters)

  2019 Annual Shareholder Report – FMR LLC
  2020 FMR LLC – GPL Underlying and RPM
  2020 Q1 Financial Results
  COLT Technology Group S.A. Overview
  Devonshire Investors Overview
  Discovery Natural Resources Overview
  Fidelity By The Numbers
  Fidelity Corporate Statistics
  Fidelity Institutional Fact Sheet
  FMR 2020 Headcount by country
  FMR LLC – 2020 WTW Work-up
  F-Prime Capital
  Pembroke Real Estate Overview
  FMR COVID-19 Responses
  Seaport Overview

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

3. SECURITY DETAILS

(RE)INSURER’S
LIABILITY:	(RE)INSURERS LIABILITY CLAUSE

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a

(re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate

(rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to

Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”. Where this contract permits, written lines, or certain written lines, may be adjusted

(“signed”).

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

ORDER HEREON:

BASIS OF WRITTEN

LINES:

BASIS OF SIGNED

LINES:

SIGNING

PROVISIONS:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a

Lloyd’s syndicate taken together) is referred to as a “signed line”.

The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

USD 40,000,000 of USD 70,000,000

Percentage of whole.

NMA 2419 Lines Clause, as attached

Percentage of whole.

In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)	in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;
b)	the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Saved: 30/06/2020 13:17:00

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

(a)	electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person’s handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
(b)	a unique authorisation provided via a secure electronic trading platform
(c)	a timed and dated authorisation provided via an electronic message/system;
(d)	an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
(e)	an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113011P20

Insured: Fidelity Fixed Income and Asset Allocation Funds

Written %	Signed and Dated Stamp
Incorporating Underwriting Reference

Details of variation(s) to the contract applying to the above Insurer only:

Premium:	for 100% for the policy period
Brokerage:	%
SMB:	%

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

(Applying to the contract but not forming part of the client’s contract documentation)

SLIP LEADER:

BUREAU LEADER:

BASIS OF AGREEMENT

TO CONTRACT

CHANGES:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

4. SUBSCRIPTION AGREEMENT

Not applicable unless completed here.

Lloyd's Leader LIRMA Leader ILU Leader

GUA (Version 2.0 February 2014) with Non-Marine Schedule -October 2001

A.	In respect of each (re)insurer which at any time has the ability
	to	send and receive ACORD messages via the Exchange:
	i.	Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';
	ii.	any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';
	iii.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.
B.	In respect of each (re)insurer who does not have the ability to
	send	and receive ACORD messages via the Exchange:
	i.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified
Page i

Saved: 30/06/2020 13:17:00

OTHER AGREEMENT PARTIES FOR CONTRACT

CHANGES, FOR PART 2 GUA CHANGES ONLY:

OTHER

AGREEMENT PARTIES FOR

CONTRACT

B0801Q13011P20 Willis Limited FINEXSlip2050067706

by Willis Limited electronically via email or other electronic means;
ii.	Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be agreed by the Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

Page ii

Saved: 30/06/2020 13:17:00

CHANGES, FOR

THEIR PROPORTION

ONLY:

BASIS OF CLAIMS

AGREEMENT:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i)	The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-
ii)	The Lloyd’s Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd’s Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii)	IUA claims agreement practices.
iv)	The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1	Single Claims Agreement Party
1.1	Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a Claim Amount at or below GBP250,000 or currency equivalent (the Threshold Amount) will be designated a Single Claims Agreement Party Claim (SCAP Claim) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these Arrangements). For the purposes of these Arrangements the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd’s.

1.2 Exceptions

Where:

Page iii

Saved: 30/06/2020 13:17:00

1.2.1	the Claim Amount is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the Threshold Amount; and/or
1.2.2	after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the
SLIP LEADER’S assessment, there is a material risk that the quantum will ultimately exceed the
Threshold Amount; and/or
1.2.3	issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP
LEADER, such issues are likely to arise in connection with a claim; and/or
1.2.4	in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to Dispute Resolution Proceedings,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2	Slip Leader Responsibilities
2.1	Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the Claims Information), whether such claim or circumstance is a SCAP Claim and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Page iv

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

2.2	Role of the Slip Leader
A	SCAP Claim shall be Determined by the SLIP LEADER on behalf

of itself and all (re)insurers which subscribe: (1) to this Contract on the same contractual terms (other than premium and brokerage); and (2) to these Arrangements (Subscribing (Re)Insurers).

When Determining a SCAP Claim, including where the SLIP

LEADER may have delegated the Determination of a SCAP Claim, the SLIP LEADER must always:

2.2.1	act in good faith and exercise the reasonable care of a competent (re)insurer; and
2.2.2	act in the best interest of all Subscribing (Re)Insurers on whose behalf it acts; and
2.2.3	comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd’s, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the Determination of a SCAP Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and
2.2.4	notify either directly or via the Broker, all
Subscribing (Re)Insurers of any Dispute Resolution Proceedings commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a Subscribing (Re)Insurer, arising out of or in any way connected with the

Determination of a SCAP Claim.

2.3 Reassigning Claims

Where during the life of a SCAP Claim any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1	reassign the SCAP Claim to the claims agreement parties defined in B of the CLAIMS AGREEMENT
PARTIES section; and
2.3.2	notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT
PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.
Page v

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

The SLIP LEADER may, at any time, reassign a SCAP Claim outside of these Arrangements if having due regard to the available Claims Information, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a SCAP Claim outside of these Arrangements and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a SCAP Claim has been reassigned outside of these Arrangements, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a SCAP Claim.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a SCAP Claim outside of these Arrangements, where the exchange rate between Sterling and the currency in which the SCAP Claim has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the Threshold Amount, the claim shall not cease to be a SCAP Claim by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its Determination of a SCAP Claim to another entity.

Despite its right to delegate the Determination of a SCAP Claim pursuant to these Arrangements the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3 Broker Responsibilities

Notwithstanding the application of these Arrangements, the Broker shall advise all claims agreement parties defined in B of the CLAIMS

Page vi

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1	any new claim or circumstance assigned as a SCAP Claim;
3.2	any recommended reserve or reserves for a SCAP Claim;
3.3	any revision to the recommended reserve or reserves for a
SCAP Claim;
3.4	any change in the assignment of a SCAP Claim;
3.5	the receipt of notice of the commencement of any Dispute Resolution Proceedings relating to a SCAP Claim;
3.6	the final Determination of a SCAP Claim, including where a SCAP Claim is denied;
3.7	any receipt of a complaint against (re)insurers;
3.8	any termination of the SLIP LEADER’s authority to
Determine claims under clauses 4.1 to 4.3 inclusive; and/or
3.9	where so requested by the SLIP LEADER, the identity and participation of all Subscribing (Re)Insurers.
A	Subscribing (Re)Insurer may request the SLIP LEADER and/or

Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4 Termination of the SLIP LEADER’s Authority

In the event that the SLIP LEADER:

4.1	becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or
4.2	has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or
4.3	ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd’s, the authority of that SLIP LEADER to Determine all SCAP Claims shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5	Professional Advisers
5.1	The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster,

Page vii

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

surveyor, actuary or accountant) on behalf of Subscribing (Re)Insurers where, in its sole discretion, it considers the professional adviser necessary for the Determination of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.
5.2	A professional adviser appointed in connection with a SCAP Claim pursuant to clause 5.1 above may, at the SLIP
LEADER’s discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser’s fees shall be agreed by the SLIP
LEADER. The fees of the professional adviser shall be shared between the Subscribing (Re)Insurers in accordance with their respective shares of the SCAP Claim.
6	Claims Concerns

If a Subscribing (Re)Insurer has a concern regarding the handling of a SCAP Claim by the SLIP LEADER it shall notify the SLIP

LEADER of its concern. The SLIP LEADER and the Subscribing (Re)Insurer which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP

LEADER to Determine the SCAP Claim to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a Subscribing (Re)Insurer (Claimant) can bring a legal claim against the SLIP LEADER in relation to the Determination of a SCAP Claim or for an alleged breach of its obligations under these Arrangements, it must first attempt to resolve the dispute (Dispute) as follows:

7.1	The Claimant shall notify the SLIP LEADER that it is commencing the Dispute Resolution Protocols prescribed in this clause 7.
7.2	The Dispute shall first be referred to representatives of the SLIP LEADER and of the Claimant who shall meet in a good faith effort to resolve the Dispute. If a resolution is not achieved within 21 days from the date the Dispute was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the Claimant and SLIP LEADER, who shall attempt to resolve the Dispute.

Page viii

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

7.3	If the Dispute has not been resolved within 28 days from the date upon which it is referred to senior management, then the Claimant and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the Dispute, then the Dispute shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the Claimant in question.
7.4	All arbitrations arising out of or in connection with a Dispute shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.
8	Limitation of Liability
8.1	The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all Subscribing (Re)Insurers on whose behalf it has acted, or is acting, under these Arrangements shall not exceed GBP
500,000 in respect of any one SCAP Claim (Liability Cap).
8.2	If the aggregate liability of a SLIP LEADER in respect of any one SCAP Claim would exceed the Liability Cap, the
Subscribing (Re)Insurers shall each be entitled to be paid only a share of the Liability Cap calculated in proportion to the share of the (re)insurance underwritten by each Subscribing (Re)Insurer (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).
8.3	A SLIP LEADER shall not be liable for loss of profits, loss of
business,	loss of use (in each case whether direct or indirect)
or	any other indirect, special, or consequential damages
alleged	to have been suffered by a Subscribing (Re)Insurer
arising	out of its breach of the terms of these Arrangements.
8.4	Notwithstanding clause 8.3 but subject always to clauses 8.1,
8.2	and 8.5, nothing in this clause 8 is intended to exclude the
SLIP	LEADER’S liability to the Subscribing (Re)Insurers
in	respect of damages payable by the Subscribing
(Re)Insurers	to the (re)insured, in addition to the Claim
Amount,	arising from the mishandling of a SCAP Claim by
the	SLIP LEADER, its agents or employees, where such
mishandling	gives rise to an actionable claim for damages
against	Subscribing (Re)Insurers.
8.5	Nothing in these Arrangements shall exclude, restrict or
limit	with respect to the handling of a SCAP Claim a SLIP
LEADER’s	liability for: (1) fraud or fraudulent
misrepresentation;	(2) death or personal injury caused by its
negligence	or the negligence of its employees or agents; or

Page ix

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

(3) any matter in respect of which it would be unlawful to exclude or restrict liability.

Page x

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these Arrangements shall be construed and governed in accordance with the Laws of England and Wales and the Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10	Exclusions
10.1	The following types of business (and applicable risk codes for
	Lloyd’s)	are excluded from these Arrangements:
	10.1.1	Binding Authorities;
	10.1.2	Proportional & Quota Share Treaties.
10.2	The following forms of settlement are excluded from these
Arrangements:
	10.2.1	ex gratia payments of any kind;
	10.2.2	commutation agreements.
Definitions

In these Arrangements, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

  in relation to each SCAP Claim, the total amount claimed (after the application of any applicable deductible(s));or in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)), by the (re)insured from all (re)insurers under the Contract including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the Contract pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a SCAP Claim.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a SCAP Claim. It also includes all information obtained by the SLIP LEADER or provided by any Professional Adviser employed by (re)insurers.

Contract means, for the purposes of these Arrangements, (re)insurance evidenced by (re)insurers subscribing to a single Market

Page xi

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any

Professional Advisers) in order to: (i) accept or deny a SCAP Claim, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the SCAP Claim by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against Subscribing (Re)Insurers in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT
PARTIES:	A.	Claims falling within the scope of the (LMA9150) to be
agreed by Slip Leader only on behalf of all (re)insurers
subscribing (1) to this Contract on the same contractual terms
(other than premium and brokerage) and (2) to these
Arrangements.

For the purposes of calculating the Threshold Amount, the
sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the
purchase of sterling at the time of the deemed conversion.

	B.	For all other claims:

	i)	For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the
applicable Lloyd's Claims Scheme, the second Lloyd's
syndicate.

The second Lloyd's Syndicate is

	ii)	Those companies acting in accordance with the IUA claims
agreement practices, excepting those that may have opted out via iv) below.

	iii)	Those companies that have specifically elected to agree
claims in respect of their own participation.

	iv)	All other subscribing insurers that are not party to the
Lloyd’s/IUA claims agreement practices, each in respect of
their own participation.

Page xii

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

CLAIMS

ADMINISTRATION:

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

EXPERT(S) FEES

COLLECTION:

SETTLEMENT

B0801Q13011P20 Willis Limited FINEXSlip2050067706

v)	Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd’s syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES

A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers’ associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

Page xiii

Saved: 30/06/2020 13:17:00

DUE DATE:

INSTALMENT PREMIUM

PERIOD OF CREDIT:

ADJUSTMENT PREMIUM

PERIOD OF CREDIT:

BUREAUX

ARRANGEMENTS:

B0801Q13011P20 Willis Limited FINEXSlip2050067706

30 August 2020

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1)	the inception date of the risk or
2)	the date on which the final Insurer agreement is obtained

Not applicable unless detailed here.

Not applicable unless detailed here.

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003

Page xiv

Saved: 30/06/2020 13:17:00

14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd’s, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

Page xv

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

  issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in either the next Statement of Account or the next e-Accounting Financial Account (FA) ACORD message batch, dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Page xvi

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

Page xvii

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

5. FISCAL AND REGULATORY
TAX PAYABLE BY
INSURER(S):	None
COUNTRY OF ORIGIN: REGULATORY RISK LOCATION: OVERSEAS BROKER: US CLASSIFICATION: ALLOCATION OF PREMIUM TO CODING:	United States of America United States of America Direct Insured Non-Regulated - Independent Procurement BB (Crime) 7T
REGULATORY CLIENT
CLASSIFICATION:	Commercial - Large Risk

Page xviii

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY
CLIENT?	Yes

TOTAL BROKERAGE:	Nil

OTHER DEDUCTIONS
FROM PREMIUM:	None.

Page xix

B0801Q13011P20
Willis Limited
FINEXSlip2050067706

Saved: 30/06/2020 13:17:00

Policy Number: (UMR) B080113011P20

SECURITY DETAILS

  REFERENCES

    UMR (Unique Market Reference): B080113011P20

    Date contract printed to PDF: 22:03 30 June 2020

SIGNED UNDERWRITERS

Barbican Managing Agency Limited
Mark Sutton
Written Line	8.125%		Signed Line	8.125%
Agreed on	15:25	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1955 BAR,			8.125%	8.125%
London, England
Bound
Lloyd's Stamp:	1955
LORS Code:	L1955
Reference:	026844012000
Description:
CNA Hardy
Thomas Winslett
Written Line	18.75%		Signed Line	18.75%
Agreed on	15:30	30 June 2020
For and on behalf of:	% of Written Line		Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 0382 HDU,	100.00%		18.75%	18.75%
London, England
Bound
Lloyd's Stamp:	0382
LORS Code:	L0382
Reference:	FBAHEA0244SX
Description:
Reference:	TRIAEA0012SX
Description:

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113011P20

K2 Insurance International
Mike Butcher
Written Line	18.75%		Signed Line	18.75%
Agreed on	17:52	30 June 2020
For and on behalf of:			Written Line	Signed Line
K2 Financial Ltd Facility K2 FI Consortium 9375			18.75%	18.75%
2020. All underwriters as per LPSO Registered
Consortium No 9375
Bound
Lloyd's Stamp:	9375
Reference:	AWA101Z20AA
Description:
Line Conditions

K2 Insurance International Limited Notwithstanding slip conditions, all terms, amendments, extensions and special agreements to be agreed by K2 Insurance International Ltd. Excluding LOC/OCA

QBE European Company Operations
Martin Fletcher
Written Line	13.125%		Signed Line	13.125%
Agreed on	17:52	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1886 QBE,			13.125%	13.125%
London, England
Bound
Lloyd's Stamp:	1886
LORS Code:	L1886
Reference:	20BA210565NA
Description:	BB

Line Conditions
QBE to be an agreement party for their own participation
QBE to be a claims agreement party for their own participation

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113011P20

Talbot Underwriting Ltd
Andy Brazill
Written Line	10.00%		Signed Line	10.00%
Agreed on	17:52	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 1183 TAL,			10.00%	10.00%
London, England
Bound
Lloyd's Stamp:	1183
LORS Code:	L1183
Reference:	CFL109081L20
Description:	XS BB
Line Conditions

Talbot Syndicate 1183 is an agreement party for Contract Changes, for its proportion only. Talbot Syndicate 1183 to be notified of the 2nd Lloyd's Lead for claims agreement purposes. Willis Claims Agreement/Administration : Talbot does not accept email as notification or precautionary notification of claim.

Volante International Limited
Steve Redding
Written Line	6.25%		Signed Line	6.25%
Agreed on	17:52	30 June 2020
For and on behalf of:	% of Written Line		Written Line	Signed Line
Volante Financial & Professional Lines (a trading 100.00%			6.25%	6.25%
name of Volante International Ltd)
B087519V02Z5009 2019 FI - Liberty Mutual
Insurance Europe SE 100%. Premium/claims
settled direct with Volante Financial &
Professional Lines
Bound
Reference:	VFP/FL/08656/2020/1/PS/1
Description:	XOL BBB
Line Conditions

Volante to agree all claims in respect of their proportion only.

Volante to agree all contract changes in respect of their proportion only.

All claims to be notified to: claims@volanteglobal.com

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113011P20

Chubb
Tristram Prior
Written Line	25.00%		Signed Line	25.00%
Agreed on	22:03	30 June 2020
For and on behalf of:			Written Line	Signed Line
Lloyd's Underwriter Syndicate No. 2488 CGM,			25.00%	25.00%
London, England
Bound as Slip Leader, Lloyd’s Leader
Lloyd's Stamp:	2488
LORS Code:	L2488
Reference:	AKFH6KLL5004
Description:
Risk Code(s):	BB
Reference:	AKFT6KLL5004
Description:
Risk Code(s):	7	T

Subjectivities

Please endorse the policy amending basis of written and signed lines to percentage of order to ensure CGM line of 25% is $10m only as quoted.

Deadline

01 July 2020 (GMT)

Status

Open

Please endorse the policy explicity stating that this layer does not follow the AIG cyber endorsement as discussed. Please refer to email dated 30th June 16.39 sent from Tristram Prior to Drew Harvey proposing to review endorsement when agreed by the underlying.

Deadline

07 July 2020 (GMT)

Status

Open

Line Conditions

Chubb uses the personal information which your broker supplies to us for underwriting, policy administration, claims management and other insurance purposes, as further described in our Master Privacy Policy, available at www.chubb.com.

Line written on the condition Chubb Global Markets Syn 2488 is a Contract Agreement Party and Claims Agreement Party

Chubb European Group SE (CEG) is a subsidiary of a US parent and Chubb Limited, a NYSE listed company. Consequently CEG is subject to certain US laws and regulations in addition to EU, UN and national restrictions which may prohibit it from providing cover or paying claims to certain individuals or entities and from insuring certain types of activities related to certain countries such as, but not limited to, Iran, Syria, North Korea, North Sudan, Crimea and Cuba.

Market Submission - Security Details

30/06/2020 1

Policy Number: (UMR) B080113011P20

SETTLEMENT INFORMATION

Allocation of Premium to Coding
7T at 1.00% BB at 99.00%
Allocation of Premium to Year of Account
2020
Terms of Settlement Settlement Due Date: Instalment Premium Period of Credit: Adjustment Premium Period of Credit:	30 August 2020 0 day(s) 0 day(s)

Lloyd's Underwriter Syndicate No. 2488 CGM, London, England

Bureau Leader and Lloyd’s Leader

Tristram Prior

Market Submission - Security Details

30/06/2020 1

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

     1401 H St. NW Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number
	Fidelity Equity and High Income Funds		87153220	B
(as defined in the Primary Bond)

	Principal Office:	Mailing Address:
	c/o FMR LLC	Willis Executive Risk
	200 Seaport Blvd.	800 Boylston Street, Suite 600
	Mailzone ZW9C	Boston, MA 02199
Boston, MA 02210

Item 2.	Bond Period: from 12:01 a.m. on July 1, 2020, to 12:01 a.m. on July 1, 2021, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability--

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]

A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

1 Plus the applicable deductible of the Primary Bond
Item 4.	PRIMARY BOND —National Union Fire Insurance Company of Pittsburgh, PA # 01-436-46-90
Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is
subject to the terms of the following Riders attached hereto:
Riders: 1
and of all Riders applicable to this bond issued during the Bond Period.
By:		By:
	Authorized Representative	Authorized Representative

Excess Bond (10/15)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;
b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and
c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND
If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.
B.	LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.
The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.
The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder
prior	to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after
the	discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

2

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each
	Single	Loss. In no event shall this Deductible Amount be reduced for any reason, including but not
	limited	to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s),
	including	the insolvency or dissolution of any Insurer providing coverage under any Underlying
	Bond(s)	.
b.	Primary Bond means the bond scheduled in ITEM 4. of the Declarations or any bond that may
	replace	or substitute for such bond.
c.	Single Loss means:
	(1)	all loss resulting from any one actual or attempted theft committed by one person, or
	(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
	(3)	all loss caused by dishonest or fraudulent acts committed by one person, or
	(4)	all expenses incurred with respect to any one audit or examination, or
	(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.
d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4.
	of	the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or
(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

3

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and
b.	produce for the Underwriter’s examination all pertinent records, and
c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

4

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

5

applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

6

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)
RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Equity and High Income Funds		87153220	B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2020	July 1, 2020 to July 1, 2021

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RX00053.1-00 (07/18)

2

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

     1401 H St. NW Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number
	Fidelity Fixed Income and Asset Allocation Funds		87153120	B
(as defined in the Primary Bond)

	Principal Office:	Mailing Address:
	c/o FMR LLC	Willis Executive Risk
	200 Seaport Blvd.	800 Boylston Street, Suite 600
	Mailzone ZW9C	Boston, MA 02199
Boston, MA 02210

Item 2.	Bond Period: from 12:01 a.m. on July 1, 2020, to 12:01 a.m. on July 1, 2021, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability--

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]

A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

1 Plus the applicable deductible of the Primary Bond
Item 4.	PRIMARY BOND— National Union Fire Insurance Company of Pittsburgh, PA # 01-436-46-90
Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is
subject to the terms of the following Riders attached hereto:
Riders: 1
and of all Riders applicable to this bond issued during the Bond Period.
By:		By:
	Authorized Representative	Authorized Representative

Excess Bond (10/15)

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;
b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and
c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND
If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.
B.	LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.
The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.
The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder
prior	to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after
the	discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

2

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each
	Single	Loss. In no event shall this Deductible Amount be reduced for any reason, including but not
	limited	to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s),
	including	the insolvency or dissolution of any Insurer providing coverage under any Underlying
	Bond(s)	.
b.	Primary Bond means the bond scheduled in ITEM 4. of the Declarations or any bond that may
	replace	or substitute for such bond.
c.	Single Loss means:
	(1)	all loss resulting from any one actual or attempted theft committed by one person, or
	(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
	(3)	all loss caused by dishonest or fraudulent acts committed by one person, or
	(4)	all expenses incurred with respect to any one audit or examination, or
	(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.
d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4.
	of	the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or
(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

3

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and
b.	produce for the Underwriter’s examination all pertinent records, and
c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

4

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

5

applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

6

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)
RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		87153120	B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2020	July 1, 2020 to July 1, 2021

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

2 RX00053.1-00 (07/18)

WILLIS TOWERS WATSON NORTHEAST INC ATTN: Mary Coughlin 800 BOYLSTON ST - 4TH FL

BOSTON, MA 02199

INSURED:	FIDELITY EQUITY AND HIGH INCOME FUNDS
PRODUCT:	DFIBond
POLICY NO:	81906761
TRANSACTION:	RENL

PREMIUM BILL

Insured:	FIDELITY EQUITY AND HIGH INCOME FUNDS	Date: March 5, 2021

Producer:	WILLIS TOWERS WATSON NORTHEAST INC
Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL

WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:
EFFECTIVE DATE	BOND NUMBER	COVERAGE	PREMIUM
July 1, 2020	81906761	Renewal - Excess Bond	$21,443.00
		Form E
To
July 1, 2021

0% Commission

TOTAL $ 21,443.00

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United nformation regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Chubb Group of Insurance Companies			DECLARATIONS
FINANCIAL INSTITUTION
Whitehouse Station, NJ 08889			EXCESS BOND FORM E

NAME OF ASSURED:			Bond Number: 81906761
FIDELITY EQUITY AND HIGH INCOME FUNDS			FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
200 SUMMER STREET, MAILZONE V7E			a stock insurance company, herein called the COMPANY
BOSTON, MA 02210
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on July 1, 2020
		to	12:01 a.m. on July 1, 2021
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:		$5,000,000 part of $70,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ 150,400,000
ITEM 5.	PRIMARY BOND:
	Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
	Bond No.	01-436-46-90
	Limit	$15,000,000
	Deductible:	$400,000
	Bond Period	July 1, 2020	July 1, 2021

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$135,000,000
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

March 5, 2021
Date

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and
b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under this
Defend
(continued)			defending all or part of such legal proceeding is limited to the proportion of such bond bears to the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:
			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.
			c.	Single Loss
fees incurred by the COMPANY under General Agreement C., resulting from:
(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
(4) any one event not specified above, in c.(1), c.(2) or c.(3).
			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and
b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

a.	submit to examination by the COMPANY and subscribe to the same under oath, and
b.
c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 1, 2020	FEDERAL INSURANCE COMPANY Endorsement/Rider No. 1 To be attached to and form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

WILLIS TOWERS WATSON NORTHEAST INC ATTN: Mary Coughlin 800 BOYLSTON ST - 4TH FL

BOSTON, MA 02199

INSURED:	FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
PRODUCT:	DFIBond
POLICY NO:	82179281
TRANSACTION:	RENL

PREMIUM BILL

Insured:	FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS	Date: March 5, 2021

Producer:	WILLIS TOWERS WATSON NORTHEAST INC
Company:	TEXAS PACIFIC INDEMNITY COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL

WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:
EFFECTIVE DATE	BOND NUMBER	COVERAGE	PREMIUM
July 1, 2020	82179281	Renewal - Excess Bond	$21,443.00
		Form E
To
July 1, 2021

0% Commission

TOTAL $ 21,443.00

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United nformation regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Chubb Group of Insurance Companies				DECLARATIONS
FINANCIAL INSTITUTION
Whitehouse Station, NJ 08889				EXCESS BOND FORM E

NAME OF ASSURED:				Bond Number: 82179281
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS				FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
C/O FMR LLC				a stock insurance company, herein called the COMPANY
BOSTON, MA 02210
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on July 1, 2020
		to	12:01 a.m. on July 1, 2021
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $70,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ 150,400,000
ITEM 5.	PRIMARY BOND:
	Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
	Bond No.	01-436-46-90
	Limit	$15,000,000
	Deductible:	$400,000
	Bond Period	July 1, 2020 July 1, 2021

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$150,000,000
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

March 5, 2021
Date

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and
b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under this
Defend
(continued)			defending all or part of such legal proceeding is limited to the proportion of such bond bears to the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:
			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.
			c.	Single Loss
fees incurred by the COMPANY under General Agreement C., resulting from:
(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
(4) any one event not specified above, in c.(1), c.(2) or c.(3).
			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And Limitations

(continued)

Limit Of Liability

Aggregate Limit Of Liability

Single Loss Limit Of Liability

2. Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and
b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss shall not exceed the SINGLE LOSS

LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

a.	submit to examination by the COMPANY and subscribe to the same under oath, and
b.
c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 1, 2020	TEXAS PACIFIC INDEMNITY COMPANY Endorsement/Rider No. 1 To be attached to and form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

January 28, 2021

Mary Coughlin
Willis Towers Watson Northeast Inc
Three Copley Place
Suite 300
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
Excess Bond Liability Policy

Dear Mary,

Enclosed, please find the policy for Fidelity Equity and High Income Funds. Thank you for choosing AXA XL

Insurance. Please call if you have any questions or concerns.

Bill Caporale

ko

Bond Number: ELU168506-20
Renewal of Number: ELU162150-19

	EXCESS BOND	Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1.	Name of Insured (herein called Insured):	Fidelity Equity and High Income Funds
	Principal Address:	c/o FMR LLC, 200 Summer Street, Mailzone V7E
Boston, MA 02210

ITEM 2.	Bond Period: from 12:01 a.m. Standard Time on July 01, 2020 to July 01, 2021
ITEM 3.	Aggregate Limit of Liability: $10,000,000 part Of $70,000,000
ITEM 4.	Single Loss Limit of Liability $10,000,000 part Of $70,000,000
ITEM 5.	Schedule of Underlying Coverage:

(A)	Primary Bond:
	(i)	Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
	(ii)	Bond or Policy Number: 01-436-46-90
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability

Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000
(v) Single Loss Deductible or Retention

(B)	Excess Bond:
	(i)	Insurer: Federal Insurance Company
	(ii)	Bond or Policy Number: 82484869
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability

Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(C)	Excess Bond:
	(i)	Insurer: Everest Reinsurance Company
	(ii)	Bond or Policy Number: FL5FD00012-201
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability

Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D)	Excess Bond:
	(i)	Insurer: ICI Mutual Insurance Company
	(ii)	Bond or Policy Number: 87153120D
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability

Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

FB 70 09 10 10

(E)	Excess Bond:
	(i)	Insurer: Allied World Assurance Company, AG
	(ii)	Bond or Policy Number: C014840/010
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $15,000,000 Aggregate Limit of Liability $15,000,000
(F)	Excess Bond:
	(i)	Insurer: Travelers Casualty and Surety Company of America
	(ii)	Bond or Policy Number: 106547262
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000
(G)	Excess Bond:
	(i)	Insurer: Continental Casualty Company
	(ii)	Bond or Policy Number: 287042220
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000
(H)	Excess Bond:
	(i)	Insurer: AXIS Insurance Company
	(ii)	Bond or Policy Number: P-001-000158021-01
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $15,000,000 Aggregate Limit of Liability $5,000,000 Part Of $15,000,000
(I)	Excess Bond:
	(i)	Insurer: Starr Indemnity & Liability Company
	(ii)	Bond or Policy Number: 1000059071201
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability$10,000,000 Part Of $15,000,000 Aggregate Limit of Liability $10,000,000 Par Of $15,000,000
(J)	Excess Bond:
(i)	Insurer: Lloyd's of London
(ii)	Bond or Policy Number: B080113016P20
(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
(iv)	Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000 Aggregate Limit of Liability $6,000,000 Part Of $50,000,000

FB 70 09 10 10

Bond Number: ELU168506-20
Renewal of Number: ELU162150-19

(K)	Excess Bond:
	(i)	Insurer: National Casualty Company
	(ii)	Bond or Policy Number: XJO2008785
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000 Aggregate Limit of Liability $10,000,000 Part Of $50,000,000
(L)	Excess Bond:
	(i)	Insurer: Twin City Fire Insurance Co
	(ii)	Bond or Policy Number: 08 FI 0252161 -20
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000 Aggregate Limit of Liability $10,000,000 Part Of $50,000,000
(M)	Excess Bond:
	(i)	Insurer: US Specialty Insurance Company
	(ii)	Bond or Policy Number: 24-MGU-20-A49810
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $8,000,000 Part Of $50,000,0000 Aggregate Limit of Liability $8,000,000 Par Of $50,000,000
(N)	Excess Bond:
	(i)	Insurer: American International Reinsurance Company, Ltd.
	(ii)	Bond or Policy Number: 33089944
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000 Aggregate Limit of Liability $6,000,000 Part Of $50,000,000
(O)	Excess Bond:
	(i)	Insurer: Ironshore Indemnity Inc.
	(ii)	Bond or Policy Number: FI4NAB095D001
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $50,000,000 Aggregate Limit of Liability $5,000,000 Part Of $50,000,000
(P)	Excess Bond:
	(i)	Insurer: Federal Insurance Company
	(ii)	Bond or Policy Number: 81906761
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $70,000,000 Aggregate Limit of Liability $5,000,000 Part Of $70,000,000
(Q)	Excess Bond:
	(i)	Insurer: ICI Mutual Insurance Company
	(ii)	Bond or Policy Number: 87153220B
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability

FB 70 09 10 10

Single Loss Limit of Liability $15,000,000 Part Of $70,000,000 Aggregate Limit of Liability $15,000,000 Part Of $70,000,000
(R)	Excess Bond:
	(i)	Insurer: Lloyd's of London
	(ii)	Bond or Policy Number: B080113017P20
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $40,000,000 Part Of $70,000,000 Aggregate Limit of Liability $40,000,000 Part Of $70,000,000

ITEM 6.	Premium:
	Premium	$42,791.00
	Taxes, Surcharges or Fees	$0.00
	Total Policy Premium	$42,791.00

ITEM 7.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
	XS 71 00 05 14 XS 80 07 12 14

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE

ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE.

FB 70 09 10 10

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE

505 EAGLEVIEW BOULEVARD, SUITE 100

DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco President	Toni Ann Perkins Secretary

LAD 400 0915 XLS

  2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL

(“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions1. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated

U.S. sanctions law, is a Specially Designated National and Blocked Person (“SDN”), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

1 “U.S Trade Sanctions” may be promulgated by Executive Order, act of Congress, regulations from the

U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

©2019 X.L. America, Inc. All rights reserved. May not be copied without permission.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The AXA XL insurance group (the “Companies”), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as “customers”) must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act (“GLBA”), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term “personal information” includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1.	We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2.	We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3.	We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4.	We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5.	We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6.	We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7.	We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8.	We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

  Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
  Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

  Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
  Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
  Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

  Your independent insurance agent or broker;
  An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
  Persons or organizations that conduct scientific studies, including actuaries and accountants;
  An insurance support organization;
  Another insurer if to prevent fraud or to properly underwrite a risk;
  A state insurance department or other governmental agency, if required by federal, state or local laws; or
  Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS FRAUD NOTICE

Alabama

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.

Arkansas

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Colorado

It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

District of Columbia

WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

Florida

Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.

Kansas

A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.

Kentucky

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

Louisiana

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Maine

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.

Maryland

Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME

PN CW 01 0719	Page 1 of 3 © 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York

General: All applications for commercial insurance, other than automobile insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

All applications for automobile insurance and all claim forms: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.

Fire: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.

Ohio

Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

Oklahoma

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

WARNING: All Workers Compensation Insurance:

Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of:

1.	obtaining any benefit or payment,
2.	increasing any claim for benefit or payment, or
3.	obtaining workers' compensation coverage under this act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Automobile Insurance: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.

Puerto Rico

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a

PN CW 01 0719	Page 2 of 3 © 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

Rhode Island

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Tennessee

All Commercial Insurance, Except As Provided for Workers’ Compensation It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Workers’ Compensation: It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers’ compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.

Utah

Workers’ Compensation: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.

Virginia

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Washington

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

West Virginia

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

All Other States

Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0719

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

XS 80 07 12 14
Endorsement No.: 1 Named Insured: Fidelity Equity and High Income Funds Policy No.: ELU168506-20	Effective: July 01, 2020 12:01 A.M. Standard Time Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)	It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.
(2)	It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

XS 80 07 12 14

  2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer’s position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V.	NOTICE, ALTERATION, AND TERMINATION
(A)	Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.
(B)	No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.
(C)	This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

XS 71 00 05 14

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

February 10, 2021

Mary Coughlin
Willis Towers Watson Northeast Inc
Three Copley Place
Suite 300
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds Excess Bond

Dear Mary,

Enclosed, please find the policy for Fidelity Fixed Income and Asset Allocation Funds. Thank you for choosing AXA XL Insurance. Please call if you have any questions or concerns.

Bill Caporale

ko

Bond Number: ELU168481-20
Renewal of Number: ELU162155-19

	EXCESS BOND	Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1.	Name of Insured (herein called Insured): Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 200 Summer Street, Mailzone V7E
	Principal Address:	Boston, MA 02210

ITEM 2.	Bond Period: from 12:01 a.m. Standard Time on July 01, 2020 to July 01, 2021
ITEM 3.	Aggregate Limit of Liability: $10,000,000 Part Of $70,000,000
ITEM 4.	Single Loss Limit of Liability $10,000,000 Part Of $70,000,000
ITEM 5.	Schedule of Underlying Coverage:

(A)	Primary Bond:
	(ii)	Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
	(ii)	Bond or Policy Number: 01-346-46-90
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $15,000,000 Aggregate Limit of Liability $15,000,000
	(v)	Single Loss Deductible or Retention
(B)	Excess Bond:
	(i)	Insurer: Federal Insurance Company
	(ii)	Bond or Policy Number: 82484869
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000
(C)	Excess Bond:
	(i)	Insurer: Everest Reinsurance Company
	(ii)	Bond or Policy Number: FL5FD00012-201
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000
(D)	Excess
Bond:
	(i)	Insurer: ICI Mutual Insurance Company
	(ii)	Bond or Policy Number: 87153120D
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $15,000,000

FB 70 09 10 10

Aggregate Limit of Liability $15,000,000
(E)	Excess
Bond:
	(i)	Insurer: Allied World Assurance Company, AG
	(ii)	Bond or Policy Number: C014840/0010
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000
(F)	Excess
Bond:
	(i)	Insurer: Travelers Casualty and Surety Company of America
	(ii)	Bond or Policy Number: 106547262
	(iii)	Bond or Policy Period: July 01, 20120 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000
(G)	Excess
Bond:
	(i)	Insurer: Continental Insurance Company
	(ii)	Bond or Policy Number: 287042220
	(iii)	Bond or Policy Period: July 01, 2020to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000
(H)	Excess
Bond:
	(i)	Insurer: AXIS Insurance Company
	(ii)	Bond or Policy Number: P-001-000158021-01
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $15,000,000
Aggregate Limit of Liability $5,000,000 Part Of $15,000,000
(I)	Excess
Bond:
	(i)	Insurer: Starr Indemnity & Liability Company
	(ii)	Bond or Policy Number: 1000059071201
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $15,000,000 Aggregate Limit of Liability $10,000,000 Part of $15,000,000
(J)	Excess
Bond:
	(i)	Insurer: Lloyd's of London
	(ii)	Bond or Policy Number: B080113012P20
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021

FB 70 09 10 10

Bond Number: ELU168481-20
Renewal of Number: ELU162155-19

(iv)	Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000 Aggregate Limit of Liability $6,000,000 Part Of $50,000,000
(K)	Excess
Bond:
	(i)	Insurer: National Casualty Company
	(ii)	Bond or Policy Number: XJO2008786
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000 Aggregate Limit of Liability $10,000,000 Part Of $50,000,000
(L)	Excess
Bond:
	(i)	Insurer: Twin City Fire Insurance Co
	(ii)	Bond or Policy Number: 08 FI 0252157 - 20
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $10,000,000 Part Of $50,000,000 Aggregate Limit of Liability $10,000,000 Part OF $50,000,000
(M)	Excess
Bond:
	(i)	Insurer: US Specialty Insurance Company
	(ii)	Bond or Policy Number: 24-MGU-20-A49807
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $8,000,000 Part Of $50,000,000 Aggregate Limit of Liability $8,000,000 Part Of $50,000,000
(N)	Excess
Bond:
	(i)	Insurer: American International Reinsurance Company
	(ii)	Bond or Policy Number: 33089946
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $6,000,000 Part Of $50,000,000 Aggregate Limit of Liability $6,000,000 Part Of $50,000,000
(O)	Excess
Bond:
	(i)	Insurer: Ironshore Indemnity Inc.
	(ii)	Bond or Policy Number: FI4NAB095H001
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $50,00,000 Aggregate Limit of Liability $5,000,000 Part Of $50,000,000
(P)	Excess
Bond:
	(i)	Insurer: Federal Insurance Company
	(ii)	Bond or Policy Number: 82179281

FB 70 09 10 10

	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $5,000,000 Part Of $70,000,000 Aggregate Limit of Liability $5,000,000 Part Of $70,000,000
(Q)	Excess
Bond:
	(i)	Insurer: ICI Mutual Insurance Company
	(ii)	Bond or Policy Number: 87153120B
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $15,000,000 Part Of $70,000,000 Aggregate Limit of Liability $15,000,000 Part Of $70,000,000
(R)	Excess
Bond:
	(i)	Insurer: Lloyd's of London
	(ii)	Bond or Policy Number: B080113011P20
	(iii)	Bond or Policy Period: July 01, 2020 to July 01, 2021
	(iv)	Limit(s) of Liability
Single Loss Limit of Liability $40,000,000 Part Of $70,000,000 Aggregate Limit of Liability $40,000,000 Part Of $70,000,000

ITEM 6.	Premium:
	Premium	$42,791.00
	Taxes, Surcharges or Fees	$0.00
	Total Policy Premium	$42,791.00

ITEM 7.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
	XS 71 00 05 14 XS 80 07 12 14

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE

ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE.

FB 70 09 10 10

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE

505 EAGLEVIEW BOULEVARD, SUITE 100

DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco President	Toni Ann Perkins Secretary

LAD 400 0915 XLS

  2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL

(“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions1. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated

U.S. sanctions law, is a Specially Designated National and Blocked Person (“SDN”), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

1 “U.S Trade Sanctions” may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

©2019 X.L. America, Inc. All rights reserved. May not be copied without permission.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The AXA XL insurance group (the “Companies”), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as “customers”) must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act (“GLBA”), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term “personal information” includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1.	We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2.	We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3.	We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4.	We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5.	We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6.	We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7.	We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8.	We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

  Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
  Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

  Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
  Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
  Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

  Your independent insurance agent or broker;
  An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
  Persons or organizations that conduct scientific studies, including actuaries and accountants;
  An insurance support organization;
  Another insurer if to prevent fraud or to properly underwrite a risk;
  A state insurance department or other governmental agency, if required by federal, state or local laws; or
  Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

PN CW 02 0119

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS FRAUD NOTICE

Alabama

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.

Arkansas

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Colorado

It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

District of Columbia

WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

Florida

Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.

Kansas

A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.

Kentucky

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

Louisiana

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Maine

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.

Maryland

Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME

PN CW 01 0719	Page 1 of 3 © 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York

General: All applications for commercial insurance, other than automobile insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

All applications for automobile insurance and all claim forms: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.

Fire: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.

Ohio

Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

Oklahoma

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

WARNING: All Workers Compensation Insurance:

Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of:

1.	obtaining any benefit or payment,
2.	increasing any claim for benefit or payment, or
3.	obtaining workers' compensation coverage under this act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Automobile Insurance: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.

Puerto Rico

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a

PN CW 01 0719	Page 2 of 3 © 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

Rhode Island

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Tennessee

All Commercial Insurance, Except As Provided for Workers’ Compensation It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Workers’ Compensation: It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers’ compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.

Utah

Workers’ Compensation: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.

Virginia

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Washington

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

West Virginia

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

All Other States

Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0719

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

XS 80 07 12 14
Endorsement No.: 1 Named Insured: Fidelity Fixed Income and Asset Allocation Funds Policy No.: ELU168481-20	Effective: July 01, 2020 12:01 A.M. Standard Time Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)	It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.
(2)	It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

XS 80 07 12 14

  2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer’s position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V.	NOTICE, ALTERATION, AND TERMINATION
(A)	Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.
(B)	No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.
(C)	This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

XS 71 00 05 14